Exhibit 99.4

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying “Statement of Unaudited Standalone Financial Results for the Quarter and Nine months ended 31 December 2025” (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 26213271ADHCAU7701

Place: Hyderabad
Date: January 21, 2026

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email   : mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2025

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	40,718	45,587	47,775	163,825	164,385	218,448
	b) License fees and service income	1,946	442	2,203	2,755	10,620	12,020
	c) Other operating income	163	157	172	528	520	686
	Total revenue from operations	42,827	46,186	50,150	167,108	175,525	231,154

2	Other income	3,603	3,642	2,354	11,224	6,287	10,034

	Total income (1 + 2)	46,430	49,828	52,504	178,332	181,812	241,188

3	Expenses
	a) Cost of materials consumed	10,668	10,090	10,117	32,113	28,571	37,997
	b) Purchase of stock-in-trade	7,692	7,238	5,084	21,568	19,052	24,399
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,315)	(23)	(370)	(3,467)	(2,561)	(1,739)
	d) Employee benefits expense	9,602	8,679	7,944	27,154	24,904	32,875
	e) Depreciation and amortisation expense	3,143	2,948	2,651	8,889	7,749	10,394
	f) Impairment of non current assets, net	157	37	-	194	-	1,036
	g) Finance costs	414	334	433	940	788	1,099
	h) Other expenses	15,027	15,362	15,451	45,373	46,568	62,768

	Total expenses	45,388	44,665	41,310	132,764	125,071	168,829

4	Profit before tax (1 + 2 - 3)	1,042	5,163	11,194	45,568	56,741	72,359

5	Tax expense
	a) Current tax	130	777	2,563	10,324	14,262	17,905
	b) Deferred tax	6	513	137	853	992	960

6	Net profit for the period/year (4 - 5)	906	3,873	8,494	34,391	41,487	53,494

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	-	-	-	-	-	(103)

	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	26

	b) (i) Items that will be reclassified to profit or loss	94	(1,186)	(779)	(844)	(812)	234

	(ii) Income tax relating to items that will be reclassified to profit or loss	(24)	299	196	213	204	(59)

	Total other comprehensive (loss)/income	70	(887)	(583)	(631)	(608)	98

8	Total comprehensive income (6 + 7)	976	2,986	7,911	33,760	40,879	53,592

9	Paid-up equity share capital (face value Re. 1/- each)	835	835	834	835	834	834

10	Other equity						287,732

11	Earnings per equity share (face value Re. 1/- each)

	Basic	1.09	4.65	10.20	41.32	49.81	64.22
	Diluted	1.09	4.65	10.18	41.27	49.73	64.13
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Global Generics	38,129	40,170	42,401	150,540	156,315	204,602
	b) Pharmaceutical Services and Active Ingredients	6,257	8,040	8,272	21,400	24,764	33,904
	c) Others	57	20	1,281	334	1,365	1,410
	Total	44,443	48,230	51,954	172,274	182,444	239,916

	Less: Inter-segment revenue	1,616	2,044	1,804	5,166	6,919	8,762
	Total revenue from operations	42,827	46,186	50,150	167,108	175,525	231,154

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Global Generics	2,494	5,976	8,268	46,857	54,735	69,966
	b) Pharmaceutical Services and Active Ingredients	(794)	65	313	(950)	97	353
	c) Others	73	48	1,255	347	1,372	1,419
	Total	1,773	6,089	9,836	46,254	56,204	71,738

	Less: (i) Finance costs	414	334	433	940	788	1,099
	(ii) Other un-allocable (income)/expenditure, net	317	592	(1,791)	(254)	(1,325)	(1,720)
	Total profit before tax	1,042	5,163	11,194	45,568	56,741	72,359

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (“the Company”), which have been prepared in accordance with the Indian Accounting Standards (’‘Ind AS’’) prescribed under Section 133 of the Companies Act, 2013 (“the Act’’) read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India (“SEBI’’) were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 21 January 2026. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows:

Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from 21 November 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The Government is in the process of issuing related rules to the New Labour Codes. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,101 million towards employee benefits during the three months ended 31 December 2025. The Company continues to monitor the developments pertaining to the New Labour Codes and the impact of these will be accounted in accordance with applicable accounting standards.

3	During the nine months ended December, 2025, the Company received a Field Tax Audit Report from the Federal Tax service authority for one of its foreign subsidiaries for the period from January 2020 to December 2022. The report classified that certain services would be subject to value-added tax (VAT). The Company filed objections, and a revised report was issued on 15 September 2025. The Company submitted further objections, stating that the specified services should not be subject to VAT on 6 October 2025 and is awaiting the final tax assessment.

Based on its best estimate, the Company has recorded a provision of Rs.695 million under “Other expenses”, and believes that the likelihood of any further liability that may arise on account of this is not probable.

4	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the company has written off Deferred Tax Asset amounting to Rs. 464 million, created in earlier period on land, during the nine months ended 31 December 2024.

DR. REDDY’S LABORATORIES LIMITED

5	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

6	The Company considered the uncertainties relating to geo-political conflicts (including Russia and Ukraine) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 21 January 2026	Co-Chairman & Managing Director

DIN : 00057433